Filed pursuant to Rule 433

December 4, 2017

Relating to

Preliminary Prospectus Supplement dated December 4, 2017 to

Prospectus dated April 8, 2015

Registration Statement No. 333- 203294

Vornado Realty Trust
5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest

Pricing Term Sheet

Issuer:	Vornado Realty Trust
Securities Offered:

12,000,000 of the Series M Preferred Shares of Beneficial Interest (liquidation preference $25.00 per share) of the Issuer (13,800,000 shares if the underwriters’ over-allotment option is exercised in full).

Expected Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BB+
Public Offering Price:	$25.00 per share, plus accrued dividends, if any, from the date of original issue.
Underwriting Discount:	$0.7875 per share (retail); $8,200,288.69 total; and $0.50 per share (institutional); $793,467.50 total
Net Proceeds to the Issuer, before Expenses:	$291,006,243.81 total
Dividends:

Dividends on each Series M Preferred Share will be cumulative from the date of original issue and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing April 1, 2018, at the rate of 5.25% of the liquidation preference per annum, or $1.31 per Series M Preferred Share per annum.

Liquidation Preference:	$25.00 per share, plus an amount equal to accrued and unpaid dividends (whether or not earned or declared).
Denomination:	$25.00 and integral multiples thereof.
Trade Date:	December 4, 2017
Settlement Date:	December 13, 2017 (T+7)
Maturity:

The Series M Preferred Shares have no maturity date, and the Issuer is not required to redeem the Series M Preferred Shares. Accordingly, the Series M Preferred Shares will remain outstanding indefinitely unless the Issuer decides to redeem them. The Issuer is not required to set aside funds to redeem the Series M Preferred Shares.

Redemption at Option of the Issuer:

Except in instances relating to preservation of the Issuer’s status as a real estate investment trust, the Series M Preferred Shares are not redeemable until December 13, 2022. On and after December 13, 2022, the Issuer may redeem the Series M Preferred Shares, in whole at any time or in part from time to time, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date fixed for redemption. The Series M Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC
Use of Proceeds:

The Issuer will use the net proceeds for general business purposes, which may include redeeming one or more series of the Issuer’s outstanding preferred shares pursuant to the terms of such securities, including the Issuer’s 6.625% Series G Cumulative Redeemable Preferred Shares and/or the Issuer’s 6.625% Series I Cumulative Redeemable Preferred Shares.

Expected Listing:

The Issuer intends to file an application to list the Series M Preferred Shares on the New York Stock Exchange under the symbol “VNO Pr M.”  If this application is approved, trading of the Series M Preferred Shares on the New York Stock Exchange is expected to begin within 30 days following the date of original issue of the Series M Preferred Shares.

CUSIP / ISIN:	929042828 / US9290428286

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Vornado Realty Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty Trust has filed with the SEC for more complete information about Vornado Realty Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-888-827-7275, and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.